UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number 000-29338

CORREVIO PHARMA CORP.
(Translation of registrant's name into English)
1441 Creekside Drive, 6th Floor Vancouver, British Columbia, Canada V6J 4S7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit	Description
99.1	Press Release, dated August 1, 2019, Correvio Announces Proposed Offering of Common Shares
99.2	Press Release, dated August 2, 2019, Correvio Announces Pricing of Public Offering of Common Shares
99.3	Underwriting Agreement, dated August 2, 2019, between Correvio Pharma Corp. and Cantor Fitzgerald & Co.

Exhibit 99.3 of this report on Form 6-K is incorporated by reference into the Company’s registration statement on Form F-10 (File No. 333-225852).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORREVIO PHARMA CORP.
(Registrant)

Date:	August 2, 2019	By:	/s/ Justin Renz
			Name:	Justin Renz
			Title:	President and Chief Financial Officer